SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                CorVu Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   221011 10 9
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                              Barbara Muller, Esq.
                            Fredrikson & Byron, P.A.
                       200 South Sixth Street, Suite 4000
                              Minneapolis, MN 55402
                                 (612) 492-7050
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 11, 2005

     -----------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

------------------------------                           -----------------------
CUSIP No.     221011 10 9             13D                     Page 2 of 11 Pages
------------------------------                           -----------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Justin M. MacIntosh
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
     * Joint Filing                                                     (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    1,656,011 (includes 940,000 shares that may be purchased upon exercise of currently exercisable options).

               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        7,541,733
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         1,656,011 (includes 940,000 shares that may be purchased
   PERSON           upon exercise of currently exercisable options or warrants).
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,541,733
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,197,744 (includes 940,000 shares that may be purchased upon exercise of currently exercisable options).
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

     Does not include 3,700,957 shares and a warrant to purchase 560,000 shares held by reporting person's spouse, as to all of which reporting person disclaims beneficial ownership.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

------------------------------                           -----------------------
CUSIP No.     221011 10 9             13D                     Page 3 of 11 Pages
------------------------------                           -----------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Delia S. MacIntosh
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
     * Joint Filing                                                     (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    4,260,957 (includes 560,000 shares that may be purchased upon exercise of a currently exercisable warrant).

               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         4,260,957 (includes 560,000 shares that may be purchased
   PERSON           upon exercise of a currently exercisable warrant).
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,260,957 (includes 560,000 shares that may be purchased upon exercise of a currently exercisable warrant).
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

     Does not include 716,011 shares and options to purchase 940,000 shares held by reporting person's spouse, as to all of which reporting person disclaims beneficial ownership.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

------------------------------                           -----------------------
CUSIP No.     221011 10 9             13D                     Page 4 of 11 Pages
------------------------------                           -----------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Opella Holdings Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
     * Joint Filing                                                     (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        7,541,733
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,541,733
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,541,733
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

------------------------------                           -----------------------
CUSIP No.     221011 10 9             13D                     Page 5 of 11 Pages
------------------------------                           -----------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Dominic K.K. Sum
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
     * Joint Filing                                                     (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        7,541,733
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,541,733
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,541,733
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      (a)   Common Stock of CorVu Corporation (the "Issuer")

      (b)   3400 West 66th Street
            Edina, Minnesota  55435

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Justin M. MacIntosh, Delia S. MacIntosh and Dominic K.K. Sum, individuals, and Opella Holdings Limited, a corporation, all of whom are sometimes collectively referred to herein as the "Reporting Persons."

      (b) The residential address of Mr. and Mrs. MacIntosh is 42 Binalong Avenue, Allambie Heights, NSW 2100, Australia. The business address of Mr. Sum and of Opella Holdings Limited is Suite 701, 7th Floor, 6-8 Pottinger Street, Central, Hong Kong.

      (c) Mr. MacIntosh is presently employed as Managing Director of CorVu Australasia Pty. Ltd. located at Suite 1, Level 8, Tower A, Zenith Centre 821 Pacific Highway, Chatswood, NSW, Australia. CorVu Australasia Pty. Ltd. develops and sells business performance management products. Mrs. MacIntosh is currently unemployed.

      Opella Holdings Limited, as trustee of The Asia Pacific Technology Trust, is the beneficial owner of Common Stock registered in the name of Barleigh Wells Limited as street name holder. The principal business activities of Opella Holdings Limited consist of the providing of trustee services and the holding of securities for the benefit of third parties. Mr. Sum is the sole shareholder of Opella Holdings Limited. The director of Opella Holdings Limited is Pio Services Limited, whose sole shareholder is Tempio Group of Companies Limited, which in turn is wholly owned by Mr. Sum.

      (d) and (e) None of the Reporting Persons has during the last five years
(i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. and Mrs. MacIntosh are citizens of Australia, Mr. Sum is a citizen of the United Kingdom. Opella Holdings Limited is a British Virgin Islands company.

Item 3. Source and Amount of Funds or Other Consideration.

      On February 11, 2005, Delia MacIntosh converted loans with aggregate outstanding principal amounts of $405,600 that she had made to the Issuer and/or its subsidiaries into 2,704,000 shares of the Issuer's Common Stock. On the same day, Mrs. MacIntosh also exercised her right to convert 240,000 shares of Series B Preferred Stock into 800,000 shares of the Issuer's Common Stock. Mr. MacIntosh disclaims beneficial ownership of all securities acquired by Mrs. MacIntosh.

      All securities acquired prior to February 11, 2005 were reported on previously filed Schedules 13G.

Item 4. Purpose of Transaction.

      Mrs. MacIntosh agreed to the transactions identified in Item 3 because these transactions were conditions to a financing the Issuer was obtaining concurrently.

      As major shareholders of the Issuer, the Reporting Persons may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of
Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options or warrants, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Issuer's Common Stock.

Item 5. Interest in Securities of the Issuer.

      The Reporting Persons have the following interests in Securities of the
Issuer:

      (i) Mr. MacIntosh owns in his own name 716,011 shares of the Issuer's Common Stock and currently exercisable options to purchase an aggregate of 940,000 shares of the Issuer's Common Stock, for which he has sole voting and dispositive power. In addition, he beneficially owns, and shares voting and dispositive power, of the 7,541,733 shares held by Opella Holdings Limited. Mr. MacIntosh disclaims beneficial ownership of 3,700,957 shares and a warrant to purchase 560,000 shares held by his spouse. His aggregate beneficial ownership is 9,197,744 shares, or 18.2% of the Common Stock of the Issuer.

      (ii) Mrs. MacIntosh owns in her own name, and has sole voting and dispositive power over, 3,700,957 shares of the Issuer's Common Stock and a currently exercisable warrant to purchase 560,000 shares of the Issuer's Common Stock, which represents 8.5% of the Issuer's Common Stock . She disclaims beneficial ownership of 716,011 shares and options to purchase an aggregate of 940,000 shares of the Issuer's Common Stock, all of which are registered in her husband's name.

      (iii) 7,541,733 shares of the Issuer's Common Stock, or 15.2% of the Issuer's Common Stock, are beneficially owned by Opella Holdings Limited and by Mr. Sum, both of whom share voting and dispositive power for those shares with Mr. MacIntosh.

      On June 13, 2006, a company controlled by Mrs. MacIntosh disposed of 53,787 shares of Common Stock of the Issuer at a price of $0.38 per share in a transaction in the open market. Other than this disclosed transaction, the Reporting Persons have not engaged in any transaction with respect to securities of the Issuer since the filing of the most recent Schedule 13G by Messrs. MacIntosh and Sum and Opella Holdings Limited.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Mr. MacIntosh entered into a Stockholders' Agreement with ComVest Investment Partners II LLC ("ComVest") on February 11, 2005, granting ComVest, among other things, a right of first refusal with respect to his shares of Common Stock under certain circumstances.


Item 7. Material to be Filed as Exhibits.


Exhibit 99.1 - Joint Filing Agreement, dated October 20, 2006, among the
               Reporting Persons.

Exhibit 99.2 - Stockholders' Agreement dated as of February 11, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 20, 2006.

                                           /s/ Justin M. MacIntosh
                                           -------------------------------------
                                           Justin M. MacIntosh



                                           /s/ Delia S. MacIntosh
                                           -------------------------------------
                                           Delia S. MacIntosh



                                           /s/ Dominic K.K. Sum
                                           -------------------------------------
                                           Dominic K.K. Sum


                                           OPELLA HOLDINGS LIMITED


                                           By: /s/ Dominic K.K. Sum
                                               ---------------------------------
                                           Its: Authorized Representative

                                  EXHIBIT INDEX


Exhibit     Description
-------     -----------

  99.1 Agreement by the persons filing this Schedule 13D to make a joint filing

  99.2      Stockholders' Agreement dated as of February 11, 2005